As filed with the Securities and Exchange Commission on October 20, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Permal Hedge Strategies Fund I

(Name of Subject Company (issuer))

Permal Hedge Strategies Fund I

(Name of Filing Person (offeror))

Institutional Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182201 (Institutional Shares)

(CUSIP Number of Class of Securities)

Service Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182102 (Service Shares)

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

PERMAL HEDGE STRATEGIES FUND I

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

AMENDMENT TO FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Issuer Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2014 and Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (“Amendment No. 1”) filed with the SEC on October 8, 2014 by Permal Hedge Strategies Fund I (the “Fund”), relating to (i) the offer to purchase (the “Institutional Share Offer”) up to $3,019,536 of the Fund’s Institutional Shares, par value $0.00001 per share (the “Institutional Shares”) and (ii) the offer to purchase (the “Service Share Offer” and together with the Institutional Share Offer, the “Offers”) up to $2,712 of the Fund’s Service Shares, par value $0.00001 per share (the “Service Shares”) pursuant to tenders by shareholders of the Fund at their respective estimated net asset value as of June 30, 2014.

The Offers terminated at 11:59 P.M., Eastern Standard Time, on April 25, 2014. In Amendment No. 1, the Fund reported that $0 of Institutional Shares were tendered and accepted by the Fund. Nevertheless, due to an administrative error, the results of the Institutional Share Offer were reported incorrectly in Amendment No. 1. The Fund is now filing this Amendment No. 2 to report that 16,300 Institutional Shares were tendered and accepted by the Fund at a net asset value per Institutional Share of $4.75. No other changes were made to Amendment No. 1.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMAL HEDGE STRATEGIES FUND I

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated: October 20, 2014

2